Filed pursuant to Rule 424(b)(3)

SEC File No. 333-210297

United States Short Oil Fund, LP

21,000,000 Shares

Supplement dated August 8, 2018

To

Prospectus dated April 27, 2018

This supplement contains information, which amends supplements or modifies certain information contained in the Prospectus of United States Short Oil Fund, LP (“DNO”) dated April 27, 2018. Please read it and keep it with your Prospectus for future reference.

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The board of directors of United States Commodity Funds LLC, the general partner of DNO, has determined that DNO could not continue its business and operations in an economically efficient manner due to DNO’s inability to attract sufficient assets, thereby hindering its ability to operate efficiently.

As a result, as of the close of regular trading on the NYSE Arca, Inc. (“NYSE Arca”), on September 6, 2018, DNO will cease accepting orders for Creation Baskets and Redemption Baskets from authorized participants. Trading in the shares of DNO on the NYSE Arca will be suspended prior to the open of the market on September 7, 2018, and beginning on that date, there can be no assurance that there will be a market for the shares. Shareholders may sell their holdings before September 7, 2018 and customary brokerage charges, may apply to such transactions.

On or about September 6, 2018, DNO will begin the process of liquidating its portfolio. As a result, DNO will increase its cash holdings and will no longer be managed in accordance with its investment objective.

The liquidation date for DNO will be September 12, 2018 and the proceeds of the liquidation are scheduled to be sent to all remaining shareholders on or about September 13, 2018. DNO will file a post-effective amendment to the registration statement to terminate the offering of registered and unsold shares of DNO.

For U.S. federal income tax purposes, these distributions will be treated as liquidating distributions and shareholders will recognize gain or loss based on the difference between the amount of cash received as part of the liquidating distribution and their adjusted basis in their shares (taking into account all allocations of income, gain, loss, or deduction for the year of liquidation). Items of income, gain, loss, or deduction recognized as a result of the liquidation of DNO’s portfolio will be allocated for U.S. federal tax purposes to the shareholders. Any other items of income, gain, loss, or deduction not attributable to the liquidation of DNO’s portfolio will be allocated for U.S. federal income tax purposes in accordance with DNO’s general allocation conventions. For further information concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of shares, please review the section titled “U.S. Federal Income Tax Considerations” in the Prospectus. In addition, shareholders are encouraged to consult their own tax advisors concerning the impact of the liquidation of DNO in light of their own unique circumstances.

Notice is being given to the limited partners of DNO (as such term is defined under DNO’s respective Third Amended and Restated Agreement of Limited Partnership dated as of December 15, 2017) that effective as of 5:00 p.m. (prevailing Eastern Time) on September 13, 2018, each of the limited partners shall withdraw entirely from DNO, respectively, without further action. The effect of the withdrawal of all the limited partners of DNO will be dissolution of DNO.